Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Kevin Vaughn
Joshua Gorsky
Joe McCann
Division of Corporation Finance
Office of Life Sciences

Re:	Adaptin Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2025
File No. 333-287338

Gentlemen:

We write this letter on behalf of our client Adaptin Bio, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated July 16, 2025 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-1

About This Prospectus, page ii

1.	We note your response to prior comment 19 and your removal of references to exhibits incorporated by reference. Please revise your prospectus further to remove all references to information incorporated by reference, including in this section and on page 43.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page ii and 43 of the Amendment to remove references to information incorporated by reference.

Division of Corporation Finance, Office of Life Sciences

July 28, 2025

Business of the Company

Our Product Pipeline

APTN-101, page 39

2.	We note your response to prior comment 2 and your revised disclosure removing certain performance claims as well as statements indicating or suggesting that your product is safe and/or effective. We continue to note your disclosure on page 42 that the BRiTE technology has an “acceptable safety profile.” Please revise or remove this statement as safety as efficacy determinations are within the exclusive purview of FDA and other similar foreign regulators.

The Company respectfully acknowledges the Staff’s comment and has removed the above referenced disclosure on page 42 of the Amendment accordingly.

General

3.	We continue to consider your response to prior comment 20. Please also tell us whether the merger was submitted for a shareholder vote or consent. In that regard, we note that Section 2.3 of the Agreement and Plan of Merger and Reorganization appears to indicate that the merger was approved “by the vote of Company Stockholders required by the DGCL and the Company’s by-laws.” If there was such a vote or consent, it appears that the affiliates of Adaptin Bio, Dr. Pedder, Dr. Roberts, and Duke University, are deemed to be underwriters pursuant to Securities Act Rule 145(c).

The Company respectfully acknowledges the Staff’s comment and has removed from the Amendment the shares of Company common stock (the “Common Stock”) held by Dr. Pedder, Dr. Roberts and Duke University. The Company also has removed from the Amendment the shares of Common Stock held by Lucius Partners and shares of Common Stock underlying the warrants held by Laidlaw & Company (UK) Ltd.

4.	We note your response to prior comment 21. Please revise to specify a single price at which the selling shareholders will offer and sell their shares until your common stock is quoted on the OTCQB or OTCQX market or listed on a national securities exchange.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page i of the Amendment accordingly.

* * * * *

Division of Corporation Finance, Office of Life Sciences

July 28, 2025

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at hvakani@wyrick.com or by telephone at (919) 781-4000.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ S. Halle Vakani
S. Halle Vakani

cc:	Michael J. Roberts, Chief Executive Officer, Adaptin Bio, Inc.
Timothy L. Maness, Chief Financial Officer, Adaptin Bio, Inc.

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